Exhibit 99.2

12 August 2013	For analyst and media enquiries, please call Sean O’Sullivan on +61 2 8845 3352

1st quarter net operating profit US$52.0m

(excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments)

James Hardie today announced a US$52.0 million net operating profit, excluding asbestos, Australian Securities and Investments Commission (“ASIC”) expenses, New Zealand product liability expenses and tax adjustments, for the quarter ended 30 June 2013, which is a 19% increase on the prior corresponding quarter’s US$43.8 million.

Net operating profit increased to US$142.2 million, from US$68.5 million in the prior corresponding quarter, as discussed below.

CEO Commentary

“Our first quarter results reflect improved sales volumes and average net sales prices when compared to the previous corresponding quarter for both our USA and Europe and Asia Pacific Fibre Cement segments,” said James Hardie CEO, Louis Gries.

“Operating earnings improved in our US business relative to the prior comparable quarter, and the USA and Europe Fibre Cement segment achieved an EBIT margin of 21.4 percentage points. In addition, the US business’ performance so far during our second quarter indicates that the USA and Europe Fibre Cement segment is tracking to achieve a full year EBIT margin in our target range of 20% to 25% for this fiscal year,” Mr Gries said.

“The re-commissioning of our Fontana, California plant remains on schedule and is expected to reopen in early calendar year 2014. In addition, we continue to plan for other capacity expansion projects in the US business in order to meet anticipated demand growth,” Mr Gries said.

“During the quarter, we completed the purchase of the land and buildings at our Carole Park, Brisbane facility and commenced investments to increase production capacity. This will position our Australian business for anticipated growth in that market,” said Mr Gries.

In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 7. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and New Zealand product liability expenses”, “Effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses and intercompany foreign exchange gain” and “Selling, general and administrative expenses excluding New Zealand product liability expenses”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Media Release: James Hardie – 1st Quarter FY14	1

USA and Europe Fibre Cement

Net sales increased 10% from US$252.0 million to US$278.1 million due to higher sales volume and slightly higher average net sales price. Sales volume increased 10% from 388.1 million square feet in the prior corresponding quarter to 428.0 million square feet due to increased activity in both the new construction and repair and remodel market segments relative to the prior corresponding quarter.

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 172,300 in the June 2013 quarter, 13% above the June 2012 quarter. Industry data indicates that gains in both single-family and multi-family production are expected to continue during fiscal year 2014, relative to the prior year.

Asia Pacific Fibre Cement

According to Australian Bureau of Statistics data, the total number of dwellings approved for the quarter ended 30 June 2013 were 41,700, 5% above the prior corresponding period. Further, approvals for detached houses, which are the primary driver of the Asia Pacific business’ net sales, were 24,900 for the quarter, an increase of 16%, when compared to the prior corresponding quarter.

Net sales in each of the Asia Pacific businesses increased in the quarter compared to the previous corresponding quarter due to an increase in sales volume and average net sales price. The increase in net sales reflects a continued increase in the number of housing starts in Australia, as a result of a reduction in home financing costs and ongoing improvement in Australian consumer sentiment. Housing activity in New Zealand also improved compared to the prior corresponding quarter.

Operating Performance

For the quarter, EBIT increased from US$82.5 million in the prior corresponding quarter to US$156.9 million. EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses increased 17% to US$67.5 million during the quarter compared with US$57.7 million in the prior corresponding quarter.

Media Release: James Hardie – 1st Quarter FY14	2

1st Quarter Results at a Glance

US$ Millions	Q1 FY 2014	Q1 FY 2013	% Change

Net sales	$372.2	$339.7	10

Gross profit	126.3	110.0	15

EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses	67.5	57.7	17

AICF SG&A expenses	(0.5)	(0.3)	(67)

Asbestos adjustments	94.5	25.2	—

ASIC expenses	—	(0.1)	—

New Zealand product liability expenses	(4.6)	—	—

EBIT	156.9	82.5	90

Net interest income	0.1	0.2	(50)

Other income	0.1	0.4	(75)

Income tax expense	(14.9)	(14.6)	(2)

Net operating profit	142.2	68.5	—

Diluted earnings per share (US cents)	32.1	15.6	—

Net operating profit increased from US$68.5 million in the prior corresponding quarter to US$142.2 million and included favourable asbestos adjustments of US$94.5 million and New Zealand product liability expenses of US$4.6 million. The asbestos adjustments were a result of an 11% depreciation of the Australian dollar against the US dollar between 31 March 2013 and 30 June 2013. During the prior corresponding quarter, net operating profit included favourable asbestos adjustments of US$25.2 million, ASIC expenses of US$0.1 million and New Zealand product liability expenses of nil.

US$ Millions	Q1 FY 2014	Q1 FY 2013	% Change

Net operating profit	$142.2	$68.5	—

Excluding:

Asbestos:
Asbestos adjustments	(94.5)	(25.2)	—
AICF SG&A expenses	0.5	0.3	67
AICF interest income	(1.1)	(1.1)	—
ASIC expenses	—	0.1	—
New Zealand product liability expenses	4.6	—	—
Asbestos and other tax adjustments	0.3	1.2	(75)

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	$52.0	$43.8	19

Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	11.7	10.0	17

Media Release: James Hardie – 1st Quarter FY14	3

Cash Flow

Net operating cash flow increased from US$49.6 million in the corresponding period of the prior year to US$78.2 million, reflecting higher earnings and favourable movements in working capital, relative to the prior corresponding quarter.

For the quarter ended 30 June 2013, net capital expenditure for the purchase of property, plant and equipment increased to US$25.7 million, compared to US$14.9 million in the prior year. The increase in net capital expenditure is primarily a result of the purchase of the previously-leased land and buildings located at the company’s Carole Park, Brisbane plant. Expenditure was also incurred on the refurbishment of idled plant assets at the Fontana, California plant in anticipation of a continued recovery in the US housing market.

Outlook

According to the National Association of Home Builders (“NAHB”), in the quarter ended 30 June 2013, single-family building permits in the US were 179,000, an increase of 25%, and multi-family building permits were 89,700, an increase of 20%, relative to the prior corresponding quarter. Further, the US operating environment continues to reflect an increasing number of housing starts and improving house values.

With organisational spend expected to remain flat in the current financial year relative to the fourth quarter of the prior financial year, EBIT to revenue margins in our USA and Europe Fibre Cement segment are expected to be above 20% for fiscal year 2014, absent major external factors.

In Australia, total dwelling approvals for the first quarter of fiscal year 2014 were 41,700, an increase of 5% compared to the previous corresponding quarter. While the underlying fundamentals remain strong, we are not expecting to see a substantial increase in net sales in fiscal year 2014.

The New Zealand business continues to deliver improved results supported by a stronger local housing market, with an increase in housing starts activity compared with recent years.

The Phillippines business continues to experience steady growth in its core market segments and is expected to deliver consistent earnings over the next twelve months.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2014 is between US$165 million and US$194 million. Management expects full year earnings excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments to be within that range assuming, among other things, housing industry conditions in the United States continue to improve and that an average exchange rate at or near current levels is applicable for the balance of the year ending 31 March 2014.

The comparable net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments for fiscal year 2013 was US$140.8 million.

Management cautions that although US housing activity has been improving for some time, market conditions remain somwhat uncertain and some input costs remain volatile. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Media Release: James Hardie – 1st Quarter FY14	4

Dividend and Future Shareholder Returns

The company paid an ordinary dividend of US13.0 cents per security (“FY2013 second half dividend”) and a special dividend of US24.0 cents per security (“FY2013 special dividend”) on 26 July 2013. The total amount of the FY2013 second half dividend and FY2013 special dividend together was US$163.6 million.

The company paid a dividend to shareholders of US38.0 cents per security (“FY2012 second half dividend”) on 23 July 2012. The total amount of the FY2012 second half dividend was US$166.4 million.

The FY2013 second half dividend represented an early increase in the company’s dividend payout ratio from between 20% and 30% to between 30% and 50% of net operating profit (excluding asbestos adjustments) which was announced in November 2012 to apply for financial year 2014 onwards. The FY2013 special dividend includes amounts that were not utilised in the company’s share buyback program which expired in May 2013.

In May 2013, the company announced a new share buyback program to acquire up to 5% of its issued capital. During the three months ended 30 June 2013, the company did not repurchase any shares of its common stock.

On 31 July 2013, the company repurchased 221,000 shares of its common stock, with an aggregate cost of A$2.0 million (US$1.8 million), at an average market price of A$9.02 (US$8.20). As of 31 July 2013, these shares are held as treasury stock and the company intends to cancel these shares and any other shares repurchased during the second quarter of the current financial year.

To the extent the company does not complete the full amount of the current share buyback during FY2014 the company will consider further distributions by way of dividends to shareholders over and above those contemplated under the company’s dividend policy subject to:

•	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;

•	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;

•	global economic conditions and outlook; and

•	total net operating profit (excluding asbestos adjustments) for financial year 2014.

Further Information

Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the period ended 30 June 2013 for additional information regarding the company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), New Zealand product liability, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Condensed Consolidated Financial Statements.

Readers are referred to Notes 7, 9 and 10 of the company’s 30 June 2013 Condensed Consolidated Financial Statements for more information regarding the company’s asbestos liability, New Zealand product liability and income tax related issues, respectively.

Media Release: James Hardie – 1st Quarter FY14	5

END

Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8845 3352
Vice President Investor and Media Relations	Email: media@jameshardie.com.au

This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Condensed Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation of 12 August 2013, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2013 with the SEC on 27 June 2013.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited Consolidated Financial Statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Media Release: James Hardie – 1st Quarter FY14	6

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-U.S. GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Media Release: James Hardie – 1st Quarter FY14	7

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Media Release: James Hardie – 1st Quarter FY14	8

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses – EBIT and EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q1 FY 2014	Q1 FY 2013

EBIT	$156.9	$82.5

Asbestos:
Asbestos adjustments	(94.5)	(25.2)
AICF SG&A expenses	0.5	0.3
ASIC expenses	—	0.1
New Zealand product liability expenses	4.6	—

EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses	67.5	57.7
Net sales	$372.2	$339.7
EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses	18.1%	17.0%

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1 FY 2014	Q1 FY 2013

Net operating profit	$142.2	$68.5

Asbestos:
Asbestos adjustments	(94.5)	(25.2)
AICF SG&A expenses	0.5	0.3
AICF interest income	(1.1)	(1.1)
ASIC expenses	—	0.1
New Zealand product liability expenses	4.6	—
Asbestos and other tax adjustments	0.3	1.2

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	$52.0	$43.8

Media Release: James Hardie – 1st Quarter FY14	9

Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1 FY 2014	Q1 FY 2013
Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	$52.0	$43.8
Weighted average common shares outstanding - Diluted (millions)	443.1	438.5

Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	11.7	10.0

Effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments – Effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1 FY 2014	Q1 FY 2013

Operating profit before income taxes	$157.1	$83.1

Asbestos:
Asbestos adjustments	(94.5)	(25.2)
AICF SG&A expenses	0.5	0.3
AICF interest income	(1.1)	(1.1)
New Zealand product liability expenses	4.6	—

Operating profit before income taxes excluding asbestos and New Zealand product liability expenses	$66.6	$57.1

Income tax expense	(14.9)	(14.6)
Asbestos and other tax adjustments	0.3	1.2

Income tax expense excluding tax adjustments	(14.6)	(13.4)

Effective tax rate	9.5%	17.6%

Effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments	21.9%	23.5%

Media Release: James Hardie – 1st Quarter FY14	10

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q1 FY 2014	Q1 FY 2013

EBIT	$156.9	$82.5
Depreciation and amortisation	15.4	15.4

Adjusted EBITDA	$172.3	$97.9

General corporate costs excluding ASIC expenses and intercompany foreign exchange gain – General corporate costs excluding ASIC expenses and intercompany foreign exchange gain is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q1 FY 2014	Q1 FY 2013
General corporate costs	$6.9	$4.4

Excluding:
ASIC expenses	—	(0.1)
Intercompany foreign exchange gain	—	5.5

General corporate costs excluding ASIC expenses and intercompany foreign exchange gain	$6.9	$9.8

Media Release: James Hardie – 1st Quarter FY14	11

Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q1 FY 2014	Q1 FY 2013

Selling, general and administrative expenses	$54.9	$44.3
Excluding:
New Zealand product liability expenses	(4.6)	—

Selling, general and administrative expenses excluding New Zealand product liability expenses	$50.3	$44.3

Net Sales	$372.2	$339.7
Selling, general and administrative expenses as a percentage of net sales	14.8%	13.0%
Selling, general and administrative expenses excluding New Zealand product liability expenses as a percentage of net sales	13.5%	13.0%

Media Release: James Hardie – 1st Quarter FY14	12

Forward-Looking Statements

This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as changes in the US economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Media Release: James Hardie – 1st Quarter FY14	13